UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

ONEIDA RESOURCES CORP.

(Exact name of Registrant as specified in its charter)

Delaware	000-54896	36-4742850
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

c/o Samir Masri CPA Firm P.C., 175 Great Neck Road, Suite 403, Great Neck, NY 11021

(Address of Principal Executive Offices, including Zip Code)

(516) 466-6257

(Registrant’s telephone number, including area code)

Approximate Date of Mailing: August 29, 2013

Oneida Resources Corp.

c/o Samir Masri CPA Firm P.C.

175 Great Neck Road, Suite 403

Great Neck, NY 11021

Tel: (516) 466-6257

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

August 29, 2013

This Information Statement is being mailed to holders of record of shares of common stock, par value $0.0001 per share, of Oneida Resources Corp., a Delaware corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF ONEIDA RESOURCES CORP. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.

If you have questions about or would like additional copies of this Information Statement, you should contact Samir N. Masri, Chief Executive Officer, Chief Financial Officer, President, Secretary and director of Oneida Resources Corp., c/o Samir Masri CPA Firm P.C., 175 Great Neck Road, Suite 403, Great Neck, New York 11021; telephone (516) 466-6257.

By Order of the Board of Directors,
Samir N. Masri
Chief Executive Officer, Chief Financial Officer, President, Secretary and Director

Great Neck, New York

August 29, 2013

INTRODUCTION

This Information Statement is being mailed to the sole holder of record as of August 29, 2013 of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Oneida Resources Corp., a Delaware corporation (the “Company,” “we,” “us,” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement relates to an anticipated change in the composition of our Board of Directors (the “Board”) that is expected to occur in connection with a merger to be completed by and among the Company, a wholly-owned subsidiary of the Company (“Merger Sub”), and Intra-Cellular Therapies, Inc., a Delaware corporation (“Intra-Cellular”), pursuant to which Merger Sub will merge with and into Intra-Cellular, with Intra-Cellular continuing as the surviving entity (the “Merger”) and as our wholly-owned subsidiary to be named ITI, Inc. The Merger will occur pursuant to an Agreement and Plan of Merger dated August 23, 2013 entered into by and among the Company, Intra-Cellular and Merger Sub (the “Merger Agreement”). This Information Statement is being mailed on or about August 29, 2013 to the sole holder of record of our Common Stock on such date.

The terms of the Merger Agreement provide, among other things, that each outstanding share of Intra-Cellular common stock, par value $0.001 per share, and each share of Intra-Cellular preferred stock, par value $0.001, would be exchanged for one-half of one share of our Common Stock. Further, in connection with the closing of the proposed Merger, and pursuant to a proposed Redemption Agreement (the “Redemption Agreement”), between us and our current stockholder, we plan to redeem, immediately following the effective time of the Merger (the “Effective Time”), all shares of our Common Stock held by such stockholder in exchange for aggregate consideration of $60,000 (the “Redemption”) plus fees and expenses of our counsel not to exceed $20,000.

Assuming the closing of the proposed Merger (the “Closing”), and assuming the completion of the proposed Redemption, Intra-Cellular’s former stockholders will collectively hold 100% of our capital stock. The Merger Agreement also contemplates a change in the majority of the Board on the eleventh day following the date this Schedule 14f-1 is filed with the Securities and Exchange Commission and mailed to our sole stockholder (the “New Board Effective Date”). Pursuant to the terms of the Merger Agreement, immediately following the Effective Time, the Board, which currently consists of Samir N. Masri as our sole director, would appoint Sharon Mates, Ph.D. as our Chairman, President and Chief Executive Officer to serve on the Board with Mr. Masri. At the Effective Time, Mr. Masri would resign from all of his positions as an officer of the Company. In addition, immediately following the Effective Time, the Board would appoint Lawrence J. Hineline as our Vice President of Finance, Chief Financial Officer and Secretary; Allen A. Fienberg, Ph.D., as our Vice President of Business Development; Lawrence P. Wennogle, Ph.D., as our Vice President, Drug Discovery; and Kimberly E. Vanover, Ph.D., as our Vice President, Clinical Development. On the New Board Effective Date, Christopher Alafi, Ph.D., Richard Lerner, M.D., Joel S. Marcus and Sir Michael Rawlins, M.D., FRCP, FMedSci, would be appointed to the Board to serve on the Board with Dr. Mates, and Mr. Masri would resign from the Board as of such date.

The foregoing descriptions of the Merger Agreement and the proposed Redemption Agreement do not purport to be complete and are qualified in their entirety by the terms of the actual Merger Agreement and Redemption Agreement, copies of which we plan to file as exhibits to a Current Report on Form 8-K that will be filed with the SEC following execution of such agreements.

No action is required by our sole stockholder in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors will not occur until at least ten (10) days following the mailing of this Information Statement. This Information Statement will be first mailed to the Company’s sole stockholder of record on or about August 29, 2013.

Please read this Information Statement carefully. It describes the terms of the Merger Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the proposed Merger. All Company filings and exhibits thereto may be inspected without charge at the public reference section of the Securities and Exchange Commission (the “SEC”) at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

VOTING SECURITIES

As of the date of this Information Statement, our Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders. Each share of Common Stock entitles the holder thereof to one vote. As of August 29, 2013, there are 5,000,000 shares of our Common Stock issued and outstanding. No vote or other action of our sole stockholder is required in connection with this Information Statement.

CHANGE OF CONTROL

Pursuant to the terms of the Merger Agreement by and among the Company, Merger Sub and Intra-Cellular, at the Effective Time of the Merger, Intra-Cellular will become our wholly-owned subsidiary and, assuming the completion of the proposed Redemption, the former stockholders of Intra-Cellular will collectively hold 100% of our issued and outstanding capital stock.

The transactions contemplated by the Merger Agreement are intended to be a reorganization pursuant to the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

We anticipate that the shares of our Common Stock issued to the former Intra-Cellular stockholders will be issued in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 promulgated thereunder.

As described above, pursuant to the Merger Agreement, immediately following the Effective Time, the Board, which currently consists of Samir N. Masri, will appoint Sharon Mates, Ph.D. as our Chairman, President and Chief Executive Officer to serve on the Board with Mr. Masri. In addition, immediately following the Effective Time, the Board will appoint Lawrence J. Hineline as our Vice President of Finance, Chief Financial Officer and Secretary; Allen A. Fienberg, Ph.D., as our Vice President of Business Development; Lawrence P. Wennogle, Ph.D., as our Vice President, Drug Discovery; and Kimberly E. Vanover, Ph.D., as our Vice President, Clinical Development. On the New Board Effective Date, Christopher Alafi, Ph.D., Richard Lerner, M.D., Joel S. Marcus and Sir Michael Rawlins, M.D., FRCP, FMedSci, will be appointed to the Board to serve on the Board with Dr. Mates.

In connection with the proposed Merger, Mr. Masri will resign as our director on the New Board Effective Date and from all of his positions as an officer of the Company at the Effective Time. Because of the issuance of securities contemplated by the Merger Agreement as well as the election of the directors proposed to take office as of the New Board Effective Date, there would be a change-of-control of the Company.

Our completion of the transactions contemplated under the Merger Agreement is subject to the satisfaction of certain contingencies and compliance with regulatory requirements set forth in the Merger Agreement. Consummation of the Merger is also conditioned upon, among other things, preparation, filing and distribution to our sole stockholder of this Information Statement. There can be no assurance that the Merger will be completed.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current sole executive officer and director and our proposed executive officers and directors after completing the transactions contemplated by the Merger Agreement. If any proposed director listed in the tables below should become unavailable for any reason, which we do not currently anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Intra-Cellular prior to the New Board Effective Date.

Current Executive Officer and Director

The following table sets forth certain information regarding our current sole director and executive officer:

Name	Age	Position
Samir N. Masri	68	Chief Executive Officer, Chief Financial Officer, President, Secretary and Director

Samir N. Masri, the Company’s current Chief Executive Officer, Chief Financial Officer, President, Secretary and director since October 15, 2012, is the founder and President of Samir Masri CPA Firm P.C. since 2006. Mr. Masri has also served as President and a director of Iron Sands Corp. and Putnam Hills Corp. since May 26, 2011 and Chief Executive Officer, Chief Financial Officer, President, Secretary and director of Dutchess Holdings Corp. and Fern Holdings Corp. since October 15, 2012. Mr. Masri served as an executive officer and a director of China Display Technologies, Inc. (formerly Lincoln International Corp.), a publicly reporting and non-trading shell company, from 2004 until a share exchange with an operating company was completed in 2007. Mr. Masri received a B.A. in 1967 and a M.A. in 1970 in Politics, Philosophy and Economics from St. Catherine’s College in Oxford, England. Mr. Masri is a fellow of the Institute of Chartered Accountants in England and Wales and a CPA licensed in New York.

Mr. Masri’s past experience as executive officer and director of a shell company which has completed a business combination will be beneficial to the Company as it seeks to carry out its business plan.

Executive Officers and Directors Following the Merger

Upon the consummation of the Merger, the following individuals are expected to be named to the Board and executive management of the Company. Each of Dr. Alafi, Dr. Lerner, Mr. Marcus and Sir Michael would become directors of the Company on the New Board Effective Date, at which time Mr. Masri will resign from the Board. Mr. Masri’s biographical information is provided above.

Name	Age	Position
Executive Officers

Sharon Mates, Ph.D.	60	Chairman, President and Chief Executive Officer

Allen A. Fienberg, Ph.D.	53	Vice President of Business Development

Lawrence J. Hineline	57	Vice President of Finance, Chief Financial Officer and Secretary

Lawrence P. Wennogle, Ph.D.	63	Vice President, Drug Discovery

Kimberly E. Vanover, Ph.D.	47	Vice President, Clinical Development

Non-Employee Directors

Samir N. Masri	68	Director

Christopher Alafi, Ph.D.	49	Director-Elect

Richard Lerner, M.D.	75	Director-Elect

Joel S. Marcus	65	Director-Elect

Sir Michael Rawlins, M.D., FRCP, FMedSci	72	Director-Elect

Executive Officers

Sharon Mates, Ph.D. Dr. Mates has been the Chairman of the board of directors, President and Chief Executive Officer of Intra-Cellular since June 2002. Dr. Mates co-founded Intra-Cellular in May 2002. Prior to co-founding Intra-Cellular, Dr. Mates was a co-founder of Functional Genetics, and served as its Chairman and Chief Executive Officer from December 2000 until August 2003. From 1989-1998 Dr. Mates was the President and a board member of North American Vaccine Inc. and its predecessor companies. She has served on several boards, and recently completed a board membership and a two-year chairmanship of the Board of the New York Biotechnology Association. Dr. Mates has also served on the Advisory Council of the Center for Society and Health at the Harvard School of Public Health, the Board of Visitors of the Biotechnology Institute of the University of Maryland and the board of directors of Gilda’s Club of New York. Earlier in her career, Dr. Mates spent several years as a research analyst and investment banker, and as an advisor to the life sciences industry. Dr. Mates received her B.S. from the Ohio State University and her Ph.D. from the University of Washington, and completed her postdoctoral fellowships at The Massachusetts General Hospital and Harvard Medical School.

We believe that Dr. Mates possesses specific attributes that qualify her to serve as chairman of our board of directors, including the perspective and experience she brings as the co-founder, President and Chief Executive of Intra-Cellular, which brings historic knowledge, operational expertise and continuity to our board of directors, and her industry expertise, including over 24 years of experience leading both private and public companies.

Allen A. Fienberg, Ph.D. Dr. Fienberg has served as Vice President of Business Development of Intra-Cellular since June 2002. He co-founded Intra-Cellular in May 2002. Dr. Fienberg received his A.B. degree in Genetics from the University of California, Berkeley and his Ph.D. in Human Genetics from Yale University. He completed post-doctoral studies at The Rockefeller University under the direction of Dr. Paul Greengard from 1991-1999. From 1999-2001, Dr. Fienberg was a staff scientist at the Genomics Institute of the Novartis Research Foundation and was appointed a Research Assistant Professor at The Rockefeller University from 2001-2002.

Lawrence J. Hineline, CPA. Mr. Hineline has served as Vice President of Finance, Chief Financial Officer and Secretary of Intra-Cellular since June 2002. From December 2000 to November 2003, Mr. Hineline was the Vice-President of Finance and Chief Financial Officer of Functional Genetics, Inc. Prior to that, Mr. Hineline served as the Vice President of Finance of North American Vaccine, Inc. and its predecessor companies from 1993 to 2000, and he served as Corporate Controller from 1989 to 1993. During this time, Mr. Hineline oversaw the growth of the accounting function and its systems for the company that emerged as a start-up and was later acquired by Baxter Health Care. Mr. Hineline is a licensed CPA in the State of Maryland and received his Bachelor’s Degree from the University of Maryland Baltimore County.

Lawrence P. Wennogle, Ph.D. Dr. Wennogle has served as Vice President, Drug Discovery of Intra-Cellular since January 2003. For the past 33 years, Dr. Wennogle has been involved in research and development in the pharmaceutical industry aimed at the discovery of novel pharmaceutical entities for human diseases. He was a Staff Scientist and Principal Research Fellow at Ciba-Geigy and Novartis Pharmaceutical Corporation for 19 years, where he led drug discovery programs for CNS disorders, cardiovascular diseases, diabetes and inflammation. Dr. Wennogle received his B.A. from Ithaca College and his Ph.D. in Biochemistry from the University of Colorado, Boulder. He then completed two post-doctoral positions, one at the University of Colorado and the second at the Pasteur Institute in Paris, France, working under Jean-Pierre Changeux on the structure-function of the nicotinic acetylcholine receptor.

Kimberly E. Vanover, Ph.D. Dr. Vanover joined Intra-Cellular in March 2007 and has been Vice President, Clinical Development of Intra-Cellular since January 2011. Previously, she was Executive Director, Clinical Development of Intra-Cellular from January 2008 to December 2010 and Senior Director, Clinical Development of Intra-Cellular from March 2007 to December 2007. She has spent over 20 years on the discovery and development of small molecule drugs for the treatment of neuropsychiatric and neurodegenerative diseases. Dr. Vanover was Postdoctoral Research Scientist at Lederle Laboratories from 1992 to 1994, Postdoctoral Research Trainee in the Department of Psychiatry at the University of California San Diego from 1994 to 1995, Senior Scientist and Group Leader at CoCensys from 1995 to 2000 and held positions as Group Leader and Director at ACADIA Pharmaceuticals from 2000 to 2007. In these positions, Dr. Vanover participated in the discovery and development of a broad range of new CNS therapeutics, including drugs to treat psychosis, insomnia, cognitive impairment, movement disorders, acute and neuropathic pain, anxiety, epilepsy, and drug abuse. Dr. Vanover received her B.A. in Psychology from the University of Missouri and her Ph.D. in Biopsychology from the University of Chicago.

Non-Employee Directors

Christopher Alafi, Ph.D. Dr. Alafi has served on the board of directors of Intra-Cellular since January 2013. Dr. Alafi has been a General Partner of Alafi Capital Company, LLC, a venture capital firm, since 1995. He was previously a Physiology and Anatomy teacher at Santa Monica College, a visiting scholar in the Department of Chemistry at Stanford University and a researcher at DNAX. Dr. Alafi currently serves as a director of ISTO Technologies, Inc. and has previously served as a director of Coley Pharmaceutical Group, Inc., CyberGold, Inc. and Stereotaxis, Inc. Dr. Alafi received a B.A. in Biology from Pomona College and a D.Phil. in Biochemistry from the University of Oxford.

We believe that Dr. Alafi possesses specific attributes that qualify him to serve as a member of our board of directors, including the perspective and experience he brings as a General Partner of Alafi Capital Company, LLC.

Richard Lerner, M.D. Dr. Lerner has served on the board of directors of Intra-Cellular since 2002. Dr. Lerner served as President of the Scripps Research Institute, a private, non-profit biomedical research organization from 1986 to January 2012, and since then has served and continues to serve as Institute Professor. Dr. Lerner received the Wolf Prize in Chemistry in 1994, the California Scientist of the Year Award in 1996, the Paul Ehrlich and Ludwig Darmstaedter Prize in 2003, and the Prince of Asturias Award in 2012 for his achievements in the development of catalytic antibodies and combinatorial antibody libraries. Dr. Lerner is a member of the National Academy of Sciences and the Royal Swedish Academy of Sciences. Dr. Lerner served as a director of Kraft Foods, Inc. from 2005 to March 2012 and currently serves as a director of Opko Health, Inc., Teva Pharmaceutical Industries Ltd., and Sequenom, Inc. Dr. Lerner received his M.D. from Stanford Medical School.

We believe that Dr. Lerner possesses specific attributes that qualify him to serve as a member of our board of directors, including his service as a director of other public companies, combined with his business acumen and judgment provide our board of directors with valuable scientific and operational expertise and leadership skills.

Joel S. Marcus J.D., CPA. Mr. Marcus has served on the board of directors of Intra-Cellular since April 2006. Mr. Marcus co-founded Alexandria Real Estate Equities, Inc. in 1994, Alexandria Venture Investments in 1996, and the annual Alexandria Summit in 2011. He has served as Chairman of the Board of Directors of Alexandria Real Estate Equities, Inc. since May 2007, Chief Executive Officer since March 1997, President since February 2009, and a director since the company’s inception in 1994. From 1986 to 1994, Mr. Marcus was a partner at the law firm of Brobeck, Phleger & Harrison LLP, specializing in corporate finance and capital markets, venture capital, and mergers and acquisitions. From 1984 to 1994, he also served as General Counsel and Secretary of Kirin-Amgen, Inc., a joint venture that financed the development of, and owned patents to, two multi-billion dollar genetically engineered biopharmaceutical products. Mr. Marcus was formerly a practicing certified public accountant and tax manager with Arthur Young & Co. specializing in the financing and taxation of REITs. He received his undergraduate and Juris Doctor degrees from the University of California, Los Angeles. In addition to Intra-Cellular, Mr. Marcus serves on the boards of the Accelerator Corporation, of which he was one of the original architects and co-founders, Foundation for the National Institutes of Health (FNIH), Multiple Myeloma Research Foundation (MMRF), and the Partnership for New York City. Mr. Marcus also served on the Board of Trustees of PennyMac Mortgage Investment Trust, a publicly traded mortgage REIT, from August 2009 to August 2012. Mr. Marcus received the Ernst & Young 1999 Entrepreneur of the Year Award (Los Angeles – Real Estate).

We believe that Mr. Marcus possesses specific attributes that qualify him to serve as a member of our board of directors, including his many years of experience in the life sciences industry and his extensive experience serving as a director and an executive officer of other public companies.

Sir Michael Rawlins, M.D., FRCP, FMedSci. Sir Michael has served on the board of directors of Intra-Cellular since May 2013. Sir Michael is known for his long standing leadership of the United Kingdom’s National Institute for Clinical Excellence, or NICE, which he led from its inception in 1999 through March 2013. Recently in July 2012, Sir Michael was appointed as the President of the United Kingdom’s Royal Society of Medicine, a center for education and scholarship both in the UK and globally. Sir Michael was a professor of clinical pharmacology and a general physician at the University of Newcastle upon Tyne from 1973 to 2006. He received the Prince Mahidol Award for Medicine in 2012, the Galen Medal in 2010, and the Hutchinson Medal in 2003. Sir Michael was appointed Knight Bachelor in 1999.

We believe that Sir Michael possesses specific attributes that qualify him to serve as a member of our board of directors, including his extensive experience in areas of health policy and economics.

Terms of Office

The Company’s sole director and officer has been appointed for a one-year term or until his respective successors are duly elected and qualified or until his earlier resignation or removal in accordance with our bylaws. Immediately following the completion of the Merger, Dr. Mates will be appointed as Chairman of the Board to serve on the Board with our current director. On the New Board Effective Date, each of Dr. Alafi, Dr. Lerner, Mr. Marcus and Sir Michael would become directors to serve on the Board with Dr. Mates, at which time our current director, Mr. Masri, will resign from the Board. On the New Board Effective Date, the Company’s board of directors will be divided into three classes for purposes of election. One class will be elected at each annual meeting of stockholders to serve for a three-year term. In the future, any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that each class will consist of approximately one-third of the directors.

Significant Employees

As of the date hereof, we have no significant employees and do not anticipate having any significant employees following the proposed Merger, other than our executive officers.

Family Relationships

There are no family relationships between or among any of the current and incoming directors or executive officers.

Involvement in Certain Legal Proceedings

To our knowledge, there have been no events under any bankruptcy act, no criminal proceedings and no federal or state judicial or administrative orders, judgments or decrees or findings, no violations of any federal or state securities law, and no violations of any federal commodities law material to the evaluation of the ability and integrity of any director (existing or proposed) or executive officer (existing or proposed), promoter or control person of the Company during the past ten (10) years.

Transactions with Related Persons

Oneida Resources Corp.

On October 15, 2012, the Company issued an aggregate of 5,000,000 shares of common stock to NLBDIT 2010 Services, LLC (“NLBDIT Services”), the sole holder of our Common Stock, for an aggregate purchase price equal to $10,000, pursuant to the terms and conditions set forth in that certain common stock purchase agreement (the “Common Stock Purchase Agreement”) dated as of October 15, 2012 by and between the Company and NLBDIT Services. On October 23, 2012, the Company received payment of $10,000 for the shares of Common Stock issued to NLBDIT Services on October 15, 2012. The Nathan Low 2008 Irrevocable Trust (“Low Trust”) owns 100% of the outstanding membership interests of NLBDIT Services and may be deemed to beneficially own the shares of Common Stock held of record by NLBDIT Services. Nathan Low is the family trustee of the Low Trust and has voting and dispositive control over any securities owned of record or beneficially by the Low Trust. Therefore, Mr. Low may be deemed to beneficially own the shares of Common Stock held of record by NLBDIT Services and beneficially by the Low Trust. The Company issued these shares of Common Stock under the exemption from registration provided by Section 4(2) of the Securities Act. The Common Stock Purchase Agreement is attached as Exhibit 10.1 to the Company’s Registration Statement on Form 10, as amended, filed with the SEC on March 22, 2013.

On October 15, 2012, the Company issued NLBDIT 2010 Enterprises, LLC (“NLBDIT Enterprises”) a promissory note (the “NLBDIT Enterprises Note”) pursuant to which the Company agreed to repay NLBDIT Enterprises the sum of any and all amounts that NLBDIT Enterprises may advance to the Company on or before the date that the Company consummates a business combination with a private company in a reverse merger or other transaction after which the Company would cease to be a shell company (as defined in Rule 12b-2 under the Exchange Act). NLBDIT Enterprises has no obligation to advance funds to the Company under the terms of the NLBDIT Enterprises Note and, in light of the proposed Merger, it is not anticipated that NLBDIT Enterprises will advance funds to the Company in the future. NLBDIT Enterprises is wholly owned by the Low Trust. Nathan Low, a principal of our sole shareholder, is the family trustee of the Low Trust and a principal of NLBDIT Enterprises. Interest accrues on the outstanding principal amount of the NLBDIT Enterprises Note on the basis of a 360-day year from the date of borrowing until paid in full at the rate of six percent (6%) per annum. As of June 30, 2013, there was approximately $5,900 in principal outstanding and approximately $65 of accrued interest. Subsequent to June 30, 2013, the Company borrowed an additional $15,000 from NLBDIT Enterprises. The NLBD Enterprises Note, by its terms, will be repaid at the closing of the proposed Merger. The NLBDIT Enterprises Note is attached as Exhibit 4.1 to the Company’s Registration Statement on Form 10, as amended, filed with the SEC on March 22, 2013.

The Company engaged Samir Masri CPA Firm P.C. to provide accounting services to the Company. Samir Masri, the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary and director, is the founder and President of Samir Masri CPA Firm P.C. The Company agreed to pay Samir Masri CPA Firm P.C. for services rendered in connection with the preparation of the financial statements required in the Company’s registration statement on Form 10 and the subsequent periodic reports during the first fiscal year in an aggregate amount equal to $10,000 to be paid as follows: (1) $5,000 upon the filing of the Company’s registration statement, and (2) an additional $5,000 on the earlier of (i) March 31, 2013 or (ii) the date that the Company consummates a merger or similar transaction with an operating business. There are no written agreements in connection with this arrangement. As of the date hereof, the amounts due to Samir Masri CPA Firm P.C. have been repaid.

The Company owes an aggregate $3,400 to Sunrise Financial Group Inc. (“SFG”) which advanced such amount on behalf of the Company to cover professional fees. The President of SFG has a controlling interest in the Company’s sole stockholder NLBDIT Services. The amounts due to SFG will be repaid at the closing of the proposed Merger.

The Company currently uses the office space and equipment of its management at no cost.

Intra-Cellular

As described above, our proposed members of the Board on the New Board Effective Date are the members of the board of directors of Intra-Cellular; our proposed President, Chief Executive Officer and Chairman of the Board following the Merger is the President, Chief Executive Officer and Chairman of the board of directors of Intra-Cellular; our proposed Vice President of Finance, Chief Financial Officer and Secretary following the Merger is the Vice President of Finance, Chief Financial Officer and Secretary of Intra-Cellular; our proposed Vice President of Business Development following the Merger is the Vice President of Business Development of Intra-Cellular; our proposed Vice President, Drug Discovery following the Merger is the Vice President, Drug Discovery of Intra-Cellular; and our proposed Vice President, Clinical Development following the Merger is the Vice President, Clinical Development of Intra-Cellular.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

We do not have any special committee, policy or procedure related to the review, approval or ratification of transactions with related persons that are required to be disclosed pursuant to Item 404(a) of Regulation S-K, other than as required by the Delaware General Corporation Law.

Director Independence

The Company is not a listed issuer whose securities are listed on a national securities exchange, or an inter-dealer quotation system which has requirements that a majority of the board of directors be independent. We evaluate independence by the standards for director independence set forth in the NASDAQ Marketplace Rules. Under these rules, a director is not considered to be independent if he or she also is an executive officer or employee of the Company. Under such definition, our sole director, Samir N. Masri would not be considered independent as he also serves as an executive officer of the Company.

It is expected that upon the effectiveness of the appointment of Christopher Alafi, Ph.D., Richard Lerner, M.D., Joel S. Marcus and Sir Michael Rawlins, M.D., FRCP, FMedSci as members of our Board on the New Board Effective Date, they will each be considered an independent director as that term is defined under NASDAQ Marketplace Rules.

Board Meetings; Annual Meeting Attendance

During the fiscal year ended March 31, 2013, the Board did not meet and the Company did not hold an annual meeting. The Board conducted all of its business and approved all corporate action during the fiscal year ended March 31, 2013 by the unanimous written consent of its sole director, in the absence of formal board meetings.

Holders of our securities can send communications to the Board via mail or telephone to the Secretary at the Company’s principal executive offices. The Company has not yet established a policy with respect to our directors’ attendance at the annual meetings. A stockholder who wishes to communicate with the Board may do so by directing a written request addressed to our Chief Executive Officer, Chief Financial Officer, President, Secretary and director at the address appearing on the first page of this Information Statement.

Committees of the Board of Directors

As our Common Stock is not presently listed for trading or quotation on a national securities exchange or NASDAQ, we are not presently required to have board committees.

The Board performs the functions of the audit committee. The Company does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.

Due to our small size and limited operations to date, we do not presently have a nominating committee or other committee performing similar functions. As we have only one shareholder, we have not adopted any procedures by which security holders may recommend nominees to the Board. We do not have a diversity policy.

Because the Board has not compensated our officers and directors since inception and has no intention of doing so prior to the Merger, we do not have a compensation committee or committee performing similar functions.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and officers, and persons who beneficially own more than ten percent (10%) of our Common Stock (collectively, the “Reporting Persons”), to file reports with the SEC of beneficial ownership and reports of changes in beneficial ownership of our Common Stock on Forms 3, 4 and 5. Reporting Persons are required by applicable SEC rules to furnish us with copies of all such forms filed with the SEC pursuant to Section 16(a) of the Exchange Act. To our knowledge, based solely on our review of the copies of the Forms 3, 4 and 5 received by us during the fiscal year ended March 31, 2013 and written representations that no other reports were required, we believe that all reports required to be filed by such persons with respect to the Company’s fiscal year ended March 31, 2013 were timely filed.

Code of Ethics

On July 15, 2013, the Company adopted a formal code of ethics statement for senior officers and directors (the “Code of Ethics”) that is designed to deter wrongdoing and to promote ethical conduct and full, fair, accurate, timely and understandable reports that the Company files or submits to the SEC and others. A form of the Code of Ethics was filed as Exhibit 14.1 to the Company’s Annual Report on Form 10-K filed with the SEC on July 16, 2013 and is incorporated herein by reference. Requests for copies of the Code of Ethics should be sent in writing to Oneida Resources Corp. c/o Samir Masri CPA Firm P.C., 175 Great Neck Road, Suite 403, Great Neck, New York 11021.

Board Leadership Structure and Role in Risk Oversight

Samir N. Masri currently serves as our Chief Executive Officer, Chief Financial Officer, President, Secretary and sole director. We do not have a Chairman of the Board or a lead independent director. At present, we have determined that this leadership structure is appropriate for the Company due to our small size and limited operations and resources as a shell company.

The Board recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. We have no policy requiring combination or separation of these leadership roles and our governing documents do not mandate a particular structure. This has allowed the Board the flexibility to establish the most appropriate structure for the Company at any given time.

After the closing of the proposed Merger, the Board will initially be comprised of two directors, consisting of Sharon Mates, Ph.D. and Mr. Masri. On the New Board Effective Date, the Board will be comprised of five directors, consisting of Sharon Mates, Ph.D., Christopher Alafi, Ph.D., Richard Lerner, M.D., Joel S. Marcus and Sir Michael Rawlins, M.D., FRCP, FMedSci, with Dr. Mates serving as our Chairman, President and Chief Executive Officer.

Legal Proceedings

The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of our Common Stock, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Stockholder Communication with the Board of Directors

Stockholders may send communications to the Board by writing to Oneida Resources Corp., c/o Samir Masri CPA Firm P.C., 175 Great Neck Road, Suite 403, Great Neck, New York 11021, Attention: Board of Directors. Following the proposed Merger, stockholders may send communications to the Board by writing to Intra-Cellular Therapies, Inc., 3960 Broadway, New York, New York 10032, Attention: Board of Directors.

Executive Compensation

Since our inception, we have not paid any cash or other compensation to our sole executive officer or director. We have not established nor maintained any stock option or other equity incentive plans since our inception. In addition, we have not established nor maintained any plans that provide for the payment of retirement benefits or benefits that will be paid primarily following retirement, including, but not limited to, tax qualified deferred benefit plans, supplemental executive retirement plans, tax qualified deferred contribution plans and nonqualified deferred contribution plans. Similarly, we have no contracts, agreements, plans or arrangements, whether written or unwritten, that provide for payments to the named executive officer or any other persons following, or in connection with, the resignation, retirement or other termination of a named executive officer, or a change in control of us or a change in a named executive officer’s responsibilities following a change in control.

Compensation of Directors

No director of the Company has received any compensation of any nature on account of services rendered in such capacity. We have not established a policy to provide compensation to our director for his services in such capacity.

Employment Agreements

We have no employment agreement with our sole executive officer.

Equity Compensation Plan

In connection with the proposed Merger, we intend to assume the stock options outstanding under Intra-Cellular’s equity incentive plan and to establish a new stock plan.

Compensation Committee Interlocks and Insider Participation

As described above, we have not provided our officers and directors with any compensation since our inception. As a result, we do not have a compensation committee or a committee performing similar functions.

Compensation Committee Report

Because the Company does not have a compensation committee or a committee performing similar functions, it does not have a compensation committee report.

Security Ownership of Certain Beneficial Owners and Management

Prior to the Merger

The following table sets forth the number of shares of our Common Stock beneficially owned as of August 29, 2013 by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of Common Stock, (ii) each director and named executive officer of the Company and (iii) all executive officers and directors as a group.

As of August 29, 2013, 5,000,000 shares of our Common Stock were issued and outstanding. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Beneficial ownership is determined in accordance with the rules of the SEC. The address of each stockholder is listed in the table.

Name and Address	Title	Shares of Common Stock Beneficially Owned Pre-Merger		Percentage of Common Stock Beneficially Owned Pre-Merger
NLBDIT 2010 Services, LLC c/o Sunrise Securities Corp 600 Lexington Avenue, 23rd Floor New York, NY 10022		5,000,000		100.0%

The Nathan Low 2008 Irrevocable Trust c/o Sunrise Securities Corp. 600 Lexington Avenue, 23rd Floor New York, NY 10022		5,000,000	(1)	100.0%

Nathan A. Low c/o Sunrise Securities Corp. 600 Lexington Avenue, 23rd Floor New York, NY 10022		5,000,000	(2)	100.0%

Samir N. Masri (3) 175 Great Neck Rd Suite 403 Great Neck, NY 11021	Chief Executive Officer, Chief Financial Officer, President, Secretary and director	0	(4)	0.0%

All Officers and Directors as a group (1 individual)		0	(4)	0.0%

(1)	Represents the 5,000,000 shares of our Common Stock owned of record by NLBDIT 2010 Services, LLC (“NLBDIT Services”). The Nathan Low 2008 Irrevocable Trust (“Low Trust”) owns 100% of the outstanding membership interests of NLBDIT Services and may be deemed to beneficially own the shares of our Common Stock held of record by NLBDIT Services. Nathan Low is the family trustee of the Low Trust and has voting and dispositive control over any securities owned of record or beneficially owned by the Low Trust, subject to the agreement of the independent trustee.
(2)	Represents the 5,000,000 shares of our Common Stock owned of record by NLBDIT Services and beneficially owned by the Low Trust. Nathan Low is the family trustee of the Low Trust and has voting and dispositive control over any securities owned of record or beneficially owned by the Low Trust, subject to the agreement of the independent trustee.
(3)	Samir N. Masri serves as Chief Executive Officer, Chief Financial Officer, President, Secretary and sole director of the Company.
(4)	Does not include the 5,000,000 shares of our Common Stock owned of record by NLBDIT Services. Samir Masri is the Manager of NLBDIT Services but does not have any voting or dispositive power over the shares of Common Stock owned of record by NLBDIT Services.

Following the Merger and Redemption

The following table sets forth anticipated information regarding the number of shares of our Common Stock beneficially owned, assuming the closing of the Merger and the proposed Redemption occurs on August 29, 2013, by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of our Common Stock, (ii) each director and named executive officer of the Company and (iii) all officers and directors as a group. In determining the percentage of class, the following table assumes 15,217,726 shares of Common Stock issued and outstanding following the Merger and the Redemption, which (i) excludes shares of Common Stock to be issued upon exchange of shares of Intra-Cellular common stock to be purchased in a private placement of Intra-Cellular that we expect will be consummated immediately prior to the Merger, but (ii) includes shares of Common Stock to be issued upon exchange of shares of Intra-Cellular common stock that will be issued upon conversion of outstanding convertible promissory notes of Intra-Cellular as part of such private placement.

Beneficial ownership is determined in accordance with the rules of the SEC. Unless otherwise indicated in the table or its footnotes, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless otherwise indicated in the table or its footnotes, the address of each stockholder listed in the table is c/o Intra-Cellular Therapies, Inc., 3960 Broadway, New York, New York 10032.

Beneficial Owner	Title	Shares of Common Stock Beneficially Owned Post-Merger (#)(1)	Percentage of Common Stock Beneficially Owned Post-Merger (%)(1)
Directors, Directors-Elect and Named Executive Officers
Sharon Mates, Ph.D.(2)	Chairman, President and Chief Executive Officer	1,337,498	8.6%
Lawrence J. Hineline(3)	Vice President of Finance, Chief Financial Officer and Secretary	154,999	1.0%
Allen A. Fienberg, Ph.D.(4)	Vice President of Business Development	342,499	2.2%
Samir N. Masri(5)	Director	—	*
Christopher Alafi, Ph.D.(6)	Director-Elect	3,803,104	25.0%
Richard Lerner, M.D.(7)	Director-Elect	116,250	*
Joel S. Marcus(8)	Director-Elect	1,156,760	7.6%
Sir Michael Rawlins, M.D., FRCP, FMedSci	Director-Elect	—	*

All current executive officers and directors as a group (10 persons)(9)		7,157,526	44.7%

Other 5% or More Stockholders

Alafi Capital Company, LLC(10)		2,795,575	18.4%
Alexandria Real Estate Equities, Inc.(11)		1,073,010	7.1%
Paul Greengard, Ph.D.(12)		1,131,250	7.4%
New Jersey Technology Council(13)		935,390	6.1%
Morton I. Sosland(14)		2,831,919	18.6%

*	Represents beneficial ownership of less than 1% of the shares of Common Stock.
(1)	Beneficial ownership is determined in accordance with SEC rules, and includes any shares as to which the stockholder has sole or shared voting power or investment power, and also any shares which the stockholder has the right to acquire within 60 days of August 29, 2013, whether through the exercise or conversion of any stock option, convertible security, warrant or other right. The indication herein that shares are beneficially owned is not an admission on the part of the stockholder that he, she or it is a direct or indirect beneficial owner of those shares.

(2)	Consists of 1,050,000 shares of Common Stock and options to purchase 287,498 shares of Common Stock which are exercisable within 60 days of August 29, 2013.
(3)	Consists of 50,000 shares of Common Stock and options to purchase 104,999 shares of Common Stock which are exercisable within 60 days of August 29, 2013.
(4)	Consists of 237,500 shares of Common Stock and options to purchase 104,999 shares of Common Stock which are exercisable within 60 days of August 29, 2013. Does not include: (i) 208,023 shares of Common Stock held by J.D.F. Holdings Ltd., in which Dr. Fienberg holds a 20% ownership interest; and (ii) 50,000 shares of Common Stock held by two trusts for the benefit of members of Dr. Fienberg’s family. Dr. Fienberg has no voting or investment control with respect to any of the Common Stock owned by J.D.F. Holdings Ltd. or held in the trusts.
(5)	In connection with the Merger, Mr. Masri executed a letter of resignation to be effective on the New Board Effective Date.
(6)	Dr. Alafi will be appointed a director to be effective upon the New Board Effective Date. Consists of 2,795,575 shares of Common Stock held by Alafi Capital Company, LLC, or Alafi Capital, and 1,007,529 shares of Common Stock held by three trusts for the benefit of members of the Alafi family. Dr. Alafi is a managing partner of Alafi Capital and has full voting and investment power with respect to the shares owned by Alafi Capital and the trusts. The address for Dr. Alafi is c/o Alafi Capital Company, LLC, 8 Admiral Drive, Suite 324, Emeryville, CA 94608.
(7)	Dr. Lerner will be appointed a director to be effective upon the New Board Effective Date. Consists of options to purchase 78,750 shares of Common Stock held by Dr. Lerner which are exercisable within 60 days of August 29, 2013, and 37,500 shares of Common Stock held by the Lerner Family Trust UAD 11/14/94, or the Lerner Family Trust. Dr. Lerner shares voting and investment control with respect to the shares held by the Lerner Family Trust.
(8)	Mr. Marcus will be appointed a director to be effective upon the New Board Effective Date. Consists of 1,073,010 shares of Common Stock held by Alexandria Equities, LLC and options to purchase 83,750 shares of Common Stock held by Mr. Marcus, which are exercisable within 60 days of August 29, 2013. Mr. Marcus is the Chairman, CEO and Founder of Alexandria Real Estate Equities, Inc., which is the managing member of Alexandria Equities, LLC, which has full voting and investment power with respect to the shares owned by Alexandria Equities, LLC. As an officer of Alexandria Real Estate Equities, Inc., Mr. Marcus may be deemed to have voting and investment power with respect to the shares owned by Alexandria Equities, LLC. Mr. Marcus disclaims beneficial ownership of the shares held by Alexandria Equities, LLC, except to the extent of his underlying pecuniary interest therein. The address for Mr. Marcus is c/o Alexandria Real Estate Equities, Inc., 385 East Colorado Boulevard, Suite 299, Pasadena, CA 91101.
(9)	See footnotes 2 through 8. Also includes 100,000 shares of Common Stock and options to purchase 115,833 shares of Common Stock held by Lawrence P. Wennogle, Ph.D., Vice President, Drug Discovery, which are exercisable within 60 days of August 29, 2013, and options to purchase 30,583 shares of Common Stock, which are exercisable within 60 days of August 29, 2013, held by Kimberly E. Vanover, Ph.D., Vice President, Clinical Development.
(10)	See footnote 6. Christopher Alafi, Ph.D., who will be appointed a director to be effective upon the New Board Effective Date, is a managing partner of Alafi Capital and has full voting and investment power with respect to the shares owned by Alafi Capital. The address for Alafi Capital is 8 Admiral Drive, Suite 324, Emeryville, CA 94608.
(11)	Consists of 1,073,010 shares of Common Stock held by Alexandria Equities, LLC. Joel S. Marcus, who will be appointed a director to be effective upon the New Board Effective Date, is the Chairman, CEO and Founder of Alexandria Real Estate Equities, Inc., which is the managing member of Alexandria Equities, LLC, which has full voting and investment power with respect to the shares owned by Alexandria Equities, LLC. As an officer of Alexandria Real Estate Equities, Inc., Mr. Marcus may be deemed to have voting and investment power with respect to the shares owned by Alexandria Equities, LLC. Mr. Marcus disclaims beneficial ownership of the shares held by Alexandria Equities, LLC, except to the extent of his underlying pecuniary interest therein. The address for Alexandria Equities, LLC is c/o Alexandria Real Estate Equities, Inc., 385 East Colorado Boulevard, Suite 299, Pasadena, CA 91101.
(12)	Consists of 1,131,250 shares of Common Stock held by Dr. Greengard. Does not include 1,500,000 shares of Common Stock held by six trusts for the benefit of members of Dr. Greengard’s family, as the trustee of these trusts, Ursula von Rydingsvard, has sole voting and investment control over the shares held by the trusts. The address for Dr. Greengard and the trusts is Dr. Paul Greengard, c/o TAG Associates, 75 Rockefeller Plaza, 9th Floor, New York, NY 10019.
(13)	Consists of 935,390 shares of our Common Stock held by NJTC Investment Fund, L.P. (formerly known as NJTC Venture Fund SBIC, L.P.), or the NJTC Fund. James T. Gunton, Joseph G. Falkenstein and Robert M. Chefitz are the managing members of NJTC Investment Partners, LLC, the general partner of NJTC Fund. Each of Messrs. Gunton, Falkenstein and Chefitz and NJTC Investment Partners, LLC share voting and investment control over the shares held by NJTC Fund. The address for NJTC Fund is 1001 Briggs Road, Suite 280, Mount Laurel, New Jersey 08054.

(14)	Consists of 565,617 shares of Common Stock held by David N. Sosland Trust A; 1,885,587 shares of Common Stock held by The Sosland Family Trust B Partnership; and 380,715 shares of Common Stock held by The Sosland Foundation. Morton I. Sosland is Trustee of the David N. Sosland Trust A, Managing Partner of The Sosland Family Trust B Partnership and Vice Chairman of The Sosland Foundation, which we refer to collectively as the Sosland Holders. As such, Mr. Sosland has sole voting and investment power with respect to the shares held by the Sosland Holders. The address for Mr. Sosland and the Sosland Holders is 4800 Main Street, Suite 100, Kansas City, MO 64112.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file periodic reports with the SEC. You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov. You may also send communications to the Board of Directors at: Oneida Resources Corp., c/o Samir Masri CPA Firm P.C., 175 Great Neck Road, Suite 403, Great Neck, New York 11021, Attention: Board of Directors.